Exhibit 99.2

SECOND SUPPLEMENTARY AgreemenT

This SECOND SUPPLEMENTARY AGREEMENT (this “ Second Supplementary Agreement”) is entered into as of 13 February 2026 by and between the following parties:

(1)
SUNPOWER TECHNOLOGY LTD. (Registration No.: 125925), an exempted company incorporated in the Cayman Islands and having its registered office at One Nexus Way, Camana Bay, George Town, Grand Cayman, KY1-9005, Cayman Islands (“Vendor”); and
(2)
MFS TECHNOLOGY (S) PTE LTD (Registration No.: 198803689D), a company incorporated in Singapore and having its registered address at 801 Lorong 7 Toa Payoh, #02-01 WBL Building, Singapore 319319 (“Buyer”).

(The Vendor and the Buyer shall be referred to individually as “Party” and collectively as “Parties” as the context may require).

RECITALS

WHEREAS, the Vendor and the Buyer have entered into a Share Sale and Purchase Agreement on 23 January 2026 (as amended and supplemented by a Supplementary Agreement dated 6 February 2026, the “Agreement”), pursuant to which, the Vendor has agreed to sell to the Buyer, and the Buyer has agreed to purchase from the Vendor, the Sale Shares in accordance with the terms and conditions thereof.

WHEREAS, the Parties hereby agree to make the supplements to the Agreement pursuant to the terms of this Second Supplementary Agreement.

NOW THEREFORE, in consideration of the foregoing and the mutual promises and undertakings herein, the Parties agree as follows:

1.
capital reduction
1.1
Clause 7.6.2 of the Agreement is deleted in its entirety and the following is inserted in lieu thereof:

“7.6.2 The Vendor shall ensure that the amount of the paid up and partially paid up issued share capital reduced by the Company in Ringgit Malaysia (i.e. Ringgit Malaysia One Billion One Hundred Sixty-One Million Seven Hundred Sixty-Two Thousand Two Hundred (RM1,161,762,200.00)) in accordance with Clause 7.6.1 is sufficient to offset the deficit in the amount of United States Dollar Three Hundred Fifty-Nine Million One Hundred Eighty-Seven Thousand Eight Hundred Sixty-Six and Forty Five Cents (USD359,187,866.45) arising on the Company’s financial statements from the waiver of the Net Intercompany Balances after the Completion, and that such offset complies with all relevant laws, regulations and applicable accounting standards.”

2.
MISCELLANEOUS.
2.1
This Second Supplementary Agreement shall take effect and become legally binding on

Exhibit 99.2

the Parties immediately upon execution and delivery by the Parties.
2.2
Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Agreement.
2.3
This Second Supplementary Agreement may be entered into in two (2) counterparts, all of which taken together shall constitute one (1) and the same instrument. The Parties may enter into this Second Supplementary Agreement by signing (whether by handwriting, electronically or digitally) any such counterpart.
2.4
Clause 11 (Miscellaneous) of the Agreement shall apply to this Second Supplementary Agreement as if incorporated by reference.
2.5
Except as specified herein, all other provisions of the Agreement shall not be amended, modified, impaired or otherwise affected and shall remain in full force and effect. This Second Supplementary Agreement is an amendment and supplemental to, and shall be read in conjunction with, and construed as one document with, the Agreement. In the event of any conflict between this Second Supplementary Agreement and the Agreement, this Second Supplementary Agreement shall prevail solely to the extent of the specified amendments expressly set out herein, and the Agreement shall otherwise continue to apply in full force and effect.

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Exhibit 99.2

IN WITNESS WHEREOF this Second Supplementary Agreement has been entered into on

The Vendor

For and on behalf of

SUNPOWER TECHNOLOGY LTD.

(Registration No.: 125925)

in the presence of:-

/s/ Guanyu Guo

...................................................

Name: Guanyu Guo

Designation: Senior Legal Counsel

Date: 13 February 2026

) ) ) )	/s/ Dmitri Hu ................................................... Name: Dien-Chien (Dmitri) Hu Designation: Director Date: 13 February 2026

Exhibit 99.2

IN WITNESS WHEREOF this Second Supplementary Agreement has been entered into on

The Buyer

For and on behalf of

MFS TECHNOLOGY (S) PTE LTD

(Registration No.: 198803689D)

in the presence of:-

/s/ Janny Zhang

...................................................

Name: Janny Zhang

Designation: Director

Date: 13 February 2026

) ) ) )	/s/ Tan Bian Ee ................................................... Name: Tan Bian Ee Designation: Director Date: 13 February 2026